UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CIPHER PHARMACEUTICALS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

17253X105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253X105

1	Name of Reporting Persons. John D. Mull

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,731,140 Common Shares

	6	Shared Voting Power none

	7	Sole Dispositive Power 9,731,140 Common Shares

	8	Shared Dispositive Power none

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,731,140 Common Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 37.2%*

12	Type of Reporting Person (See Instructions) IN

*    Based upon 26,020,564 Common Shares outstanding as of November 3, 2015, as disclosed in the Issuer’s Management’s Discussion and Analysis attached as Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on November 4, 2015 and assuming the issuance of (i) 107,341 Common Shares underlying options held by Dr. Mull and (ii) 1,500 Common Shares underlying restricted share units held by Dr. Mull.

CUSIP No. 17253X105

1	Name of Reporting Persons. 1207407 Ontario Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,349,150 Common Shares

	6	Shared Voting Power none

	7	Sole Dispositive Power 9,349,150 Common Shares

	8	Shared Dispositive Power none

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,349,150 Common Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 35.9%*

12	Type of Reporting Person (See Instructions) CO

*    Based upon 26,020,564 Common Shares outstanding as of November 3, 2015, as disclosed in the Issuer’s Management’s Discussion and Analysis attached as Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished by the Issuer with the SEC on November 4, 2015.

Item 1.
	(a)	Name of Issuer Cipher Pharmaceuticals Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2345 Argentia Road, Suite 100A Mississauga, Ontario L5N 8K4

Item 2.
(a)

Name of Person Filing
This statement is filed by (i) John D. Mull and (ii) 1207407 Ontario Limited (“Ontario Limited”).

Mr. Mull and Ontario Limited each hold the Issuer’s Common Shares. Mr. Mill is the sole security holder of Ontario Limited. Mr. Mull and Ontario Limited are together referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Typhoon Group Limited 8400D Jane Street, Suite 200A Concord, Ontario Canada L4K 4L8
	(c)	Citizenship Dr. Mull is a Canadian citizen. Ontario Limited is a corporation organized under the laws of Ontario, Canada.
	(d)	Title of Class of Securities Common shares, no par value (the “Common Shares”).
	(e)	CUSIP Number 17253X105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:
John D. Mull:

9,731,140 Common Shares, comprising (i) the 9,349,150 Common Shares beneficially owned by Ontario Limited, because of  Dr. Mull’s position as a control person of Ontario Limited, (ii) 273,149 Common Shares held directly by Dr. Mull, (iii) 107,341 Common Shares underlying options held by Dr. Mull and (iv) 1,500 Common Shares underlying restricted share units held by Dr. Mull.

		1207407 Ontario Limited:	9,349,150 Common Shares
	(b)	Percent of class:
		John D. Mull:	37.2%
		1207407 Ontario Limited:	35.9%

The percentage amounts are based upon 26,020,564 Common Shares outstanding as of November 3, 2015, as reported in the Management’s Discussion and Analysis attached as Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished by the Issuer with the SEC on November 4, 2015, and, in the case of Dr. Mull’s percentage ownership, assuming the issuance of (i) 107,341 Common Shares underlying options held by Dr. Mull and (ii) 1,500 Common Shares underlying restricted share units held by Dr. Mull.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote:
		John D. Mull:	9,731,140 Common Shares
		1207407 Ontario Limited:	9,349,150 Common Shares
		(ii)	Shared power to vote or to direct the vote: 0 for all Reporting Persons.
		(iii)	Sole power to dispose or to direct the disposition of:
		John D. Mull:	9,731,140 Common Shares
		1207407 Ontario Limited:	9,349,150 Common Shares
		(iv)	Shared power to dispose or to direct the disposition of: 0 for all Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ John D. Mull
John D. Mull

1207407 Ontario Limited

	By:	/s/ John D. Mull
Name: John D. Mull
Title: